UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-3268

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

CENTRAL HUDSON GAS & ELECTRIC CORPORATION
SAVINGS INCENTIVE PLAN

B.    Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

CENTRAL HUDSON GAS & ELECTRIC CORPORATION
284 South Avenue
Poughkeepsie, New York 12601-4839

Central Hudson Gas & Electric Corporation
Savings Incentive Plan
Audited Financial Statements
and Supplemental Schedule

December 31, 2011 and 2010 and
For the Year Ended December 31, 2011

Central Hudson Gas & Electric Corporation
Savings Incentive Plan (the “Plan”)
Audited Financial Statements and Supplemental Schedule
 December 31, 2011 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors of the Central Hudson Gas & Electric Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the Central Hudson Gas & Electric Corporation Savings Incentive Plan (the "Plan") as of December 31, 2011 and 2010 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Central Hudson Gas & Electric Corporation Savings Incentive Plan as of December 31, 2011 and 2010 and the changes in net assets available for plan benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Caron & Bletzer, PLLC

Kingston, NH
June 26, 2012

Central Hudson Gas & Electric Corporation
Savings Incentive Plan
Statements of Net Assets Available for Benefits

	As of December 31,
	2011	2010
Assets:
Investments at fair value:
Investment Contract	$57,271,842	$51,284,843
Mutual Funds	93,934,820	100,090,431
CH Energy Group - Common Stock	1,234,498	-

Total investments	152,441,160	151,375,274

Receivables:
Notes Receivable from Participants	3,804,083	3,639,115
Employer Contributions	691,019	310,903
Participants Contributions	34,259	-

Total Receivables	4,529,361	3,950,018

Net Assets Available for Benefits at Fair Value	156,970,521	155,325,292

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contract	(2,635,908)	(932,315)

Net Assets Available for Benefits	$154,334,613	$154,392,977

See Notes to Financial Statements

Central Hudson Gas & Electric Corporation
Savings Incentive Plan
Statement of Changes in Net Assets Available for Benefits

Year ended
December 31, 2011
Additions to Net Assets Attributed to:
Investment Income (Loss)
Net Depreciation in Fair Value of Investments	$(5,261,694)
Interest and Dividends	4,954,473

Total Investment Loss	(307,221)

Contributions:
Employer	3,005,066
Participants	7,254,498
Rollovers	760,467

Total Contributions	11,020,031

Total Additions	10,712,810

Deductions from Net Assets Attributed to:
Benefits Paid Directly to Participants	10,719,580
Administrative Expenses	51,594

Total Deductions	10,771,174

Net Decrease in Net Assets	(58,364)

Net Assets Available for Benefits, Beginning of Year	154,392,977

Net Assets Available for Benefits, End of Year	$154,334,613

See Notes to Financial Statements

Central Hudson Gas & Electric Corporation
Savings Incentive Plan
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010

1.	Description of Plan:

General
The Central Hudson Gas & Electric Corporation (“Central Hudson”) Savings Incentive Plan (the “Plan”) is a defined contribution plan within the meaning of Section 401(a) and 401(k) of the Internal Revenue Code ("IRC") of 1986, covering employees at Central Hudson and Griffith Energy Services, Inc. (“Griffith”), (collectively the “Company”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Participants should refer to the Summary Plan Documents for a more complete description of the Plan’s provisions.

Although the Plan includes Central Hudson and Griffith employees, the different classes of employees maintain unique features relating to eligibility requirements, Company matching percentages and vesting periods.  Participants classified as Central Hudson employees include all full-time employees and certain part-time employees.  Participants classified as Griffith employees include all full-time employees who have twelve months of service with Griffith.  See the Contributions section below for further information relating to the unique Company matching plan features and vesting periods for the different classes of employees.

Contributions
Contributions to the Plan are based on payroll deductions paid directly by the Company to the trustee, Fidelity Investments Institutional Services Company, Inc. (“Fidelity”).  Contributions are classified as either basic or voluntary.  The basic contribution is the individually authorized pre-tax percentage (1 to 75 percent, subject to Internal Revenue Service ("IRS") limitations) of a participant's eligible compensation. All eligible employees are automatically enrolled in the Plan with a pre-tax deferral contribution of 4% unless they sign a waiver indicating that they do not wish to participate in the plan.

The Plan also allows for voluntary contributions up to 5 percent of the participant’s eligible compensation. This is an after-tax contribution and is not matched by the Company. Participants may also contribute funds from another qualified retirement plan (“rollover contributions”), subject to certain requirements. Participants who are at least age 50 may make additional “catch-up” contributions subject to IRC limitations.  Additionally, the Plan provides for a Company match of 50 percent of the first 8 percent of such basic contributions, which are made by management employees of Central Hudson, 46 percent (44 percent prior to January 1, 2011) of the first 6 percent for employees covered by a collective bargaining agreement of Central Hudson and hired prior to May 1, 2008, 50 percent of the first 8 percent for employees covered by a collective bargaining agreement of Central Hudson and hired on or after May 1, 2008, and 100 percent of the first 4 percent for all Griffith employees. Effective July 1, 2011, all Company contributions were made in CH Energy Group Common Stock.

At the discretion of the CH Energy Group Board of Directors, the Company may make additional contributions to their employees’ accounts. Beginning in 2011, the Plan also provides an additional Company contribution of 3 percent of annualized base salary for eligible employees who do not qualify for Central Hudson’s Retirement Income Plan. The Company shall make such contribution once per year during the first quarter of a calendar year for the prior year and such contribution shall be made in the form of CH Energy Group common stock. Employees hired during a calendar year shall be pro-rated for that calendar year contribution and must be employed on the last day of the calendar year to be eligible to receive that calendar year contribution. This additional discretionary contribution for Griffith employees totaled $166,933 and for Central Hudson employees totaled $296,791 for the plan year ended December 31, 2011.

Effective March 1, 2012 the Company has been providing cash for all of its matching obligations, except for matching associated with classified employees of Central Hudson. The classified employees will continue to receive matching in CH Energy Group Common Stock.

Central Hudson Gas & Electric Corporation
Savings Incentive Plan
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010

Participant Accounts
Each participant's account is credited with the participant's contribution, the applicable amount of the Company matching contribution and allocations of the plan earnings. Participants determine the percentage in which contributions are to be invested in each fund. Participants may change their investment options as set forth in the plan document. Each participant account is charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
All participants are immediately vested in participant contributions.  Participants classified as Central Hudson employees are also immediately and fully vested in all Company contributions and earnings on such contributions.  Participants classified as Griffith employees vest in Company contributions over a 5-year period at a rate of 20 percent for each year of service.  Upon attainment of five years of service, all Company matching contributions are immediately vested.  All participants also become 100 percent vested upon disability, death, or upon reaching normal retirement date (date employment terminated after attaining the age of 65) or early retirement date (date employment terminated after attaining the age of 55 and 10 years of service).

Forfeitures
When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account represents forfeiture, as defined by the Plan. Forfeited balances are first issued to restore re-employed participant’s accounts. Any remaining forfeitures may be used to pay plan expenses or to reduce Company contributions. Forfeitures of $28,498 were applied to reduce Company matching contributions and plan expenses. Unallocated forfeitures at December 31, 2011 and 2010 were $37,509 and $30,079, respectively.

Administration
The Plan is administered by the Benefits Committee, which is appointed by Central Hudson's Board of Directors.  Fidelity is the Plan’s trustee and custodian.  Record keeping of individual participant accounts is based on information provided directly to Fidelity by the Company's payroll and human resources departments.

Administrative expenses are paid by the Plan, unless paid by the Company, except for costs incurred for the purchase or sale of securities and investment related costs, such as investment manager fees, which are borne by the respective investment funds.

Distributions
Payment of benefits may begin at the participant’s election following retirement, early retirement, death, termination, or total and permanent disability.  In all cases, an active participant's account must be distributed no later than April 1 of the year following the participant's reaching 70½ years of age.

The participant may elect to withdraw an amount prior to termination of employment if it is (1) an amount from the participant's voluntary investment account; (2) an amount equal to the participant's total vested account after reaching age 59½; or (3) an amount, in the event of hardship, from the participant's basic investment account provided the participant first exhausts all other distribution and loan options of the Plan (minimum hardship withdrawal must be $1,000).  Participant contributions will be suspended for 6 months after the receipt of a hardship withdrawal.

Central Hudson Gas & Electric Corporation
Savings Incentive Plan
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010

Participants who terminate employment and have a vested account balance of less than $1,000 will receive a lump sum distribution of 100% of their vested benefits. Terminated participants who have an account balance between $1,000 and $5,000 will have their balance automatically rolled over into an individual retirement account designated by the Company. Participants who have a vested account balance in excess of $5,000 may leave their funds invested in the Plan or may elect a lump sum distribution or equal installments over a number of years (up to 20 years).

Participant Notes Receivable
All participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance.  Loan transactions are treated as a transfer to/ (from) the investment fund from/ (to) the Participant Notes fund.  Loan terms range from 1-5 years.

The loans are secured by the balance in the participant's account and carry interest rates 1 percent over prime.  Once the rate is established, it remains fixed over the life of the loan.  Principal and interest are paid through monthly payroll deductions.

Participant loans are valued at the unpaid principal balance plus any accrued but unpaid interest and categorized as notes receivable from participants on the statements of net assets available for plan benefits. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become immediately vested and their account balances will be distributed in accordance with the Plan document.

2.	Significant Accounting Policies:

Adoption of Accounting Pronouncements
In January 2010, FASB issued Accounting Standards Update No. 2010-06, “Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”).  ASU 2010-06 requires new disclosures relating to certain transfers and other activity within the fair value hierarchy and provides clarification with respect to disclosures about inputs and valuation techniques and the level of disaggregation required for fair value measurement disclosures.  The Plan adopted required provisions of this amendment on December 31, 2010. Effective January 1, 2011, the Plan adopted the remaining disclosure amendments in ASU 2010-06 requiring the Plan to separately present information related to purchases, sales, issuances and settlements in the reconciliation of fair value measurements classified as Level 3, resulting in no effect on its financial position.

In May 2011, FASB issued Accounting Standards Update No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”), which was issued to create a consistent framework for the application of fair value measurement across jurisdictions. Some of the amendments clarify FASB’s intent about the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value investments. There are no additional fair value measurements required upon the adoption of ASU 2011-04. The amendments are effective, prospectively, for interim and annual reporting periods beginning after December 15, 2011. The Plan adopted the required provisions of this amendment on December 31, 2011, resulting in no effect on its financial position.

Central Hudson Gas & Electric Corporation
Savings Incentive Plan
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010

Basis of Accounting
The Plan uses the accrual basis of accounting, which recognizes revenue when it is earned and expenses as they are incurred.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The statements of net assets available for plan benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

        Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.  See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits
Benefits are recorded when paid.

3.         Investments:
Individual investments that represented 5 percent or more of the Plan’s net assets available for benefits at the respective financial statement dates were as follows:

	2011		2010
ING Stable Value Fund	$57,271,842	*	$51,284,843	*
IVK Growth & Income Fund	7,375,871		8,168,137	*
Fidelity Balanced Fund	14,143,210	*	14,337,205	*
American Growth Fund of America	14,987,655	*	16,597,405	*
Fidelity Low-Priced Stock Fund	10,114,244	*	11,503,223	*
Fidelity Diversified International Fund	8,061,533	*	10,752,243	*

* Represents 5% or more of net assets available for plan benefits.

During the year ended December 31, 2011, the Plan's mutual funds (including investments bought, sold and held during the year) depreciated in value by $5,355,336 and CH Energy Group common stock appreciated in value by $93,642.

Central Hudson Gas & Electric Corporation
Savings Incentive Plan
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010

4. Fair Value Measurements:
Accounting standards establish a framework for measuring fair value.  That framework sets forth a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy are described below.

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3 - Inputs to the valuation methodology are unobservable and supported by little or no market activity and are significant to the fair value of the assets or liabilities.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used by the Plan.  There have been no changes in the methodologies used at December 31, 2011 and 2010.

Mutual funds – Valued at the net asset value of the shares held by the Plan at year end as determined by quoted market prices.

Investment contract – Value is based on the fair value of the separate managed account’s underlying investments based on information reported by the investment advisor using the financial statements of the separate managed account at year end (see Note 8).

Common Stock – Valued at the closing price of the active market on which the security is traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Central Hudson Gas & Electric Corporation
Savings Incentive Plan
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
The following tables set forth by level and by investment class, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011:

Description	Level 1	Level 2	Level 3	Total

Investment Contract	$-	$-	$57,271,842	$57,271,842
CH Energy Group Common Stock	1,234,498	-	-	1,234,498
Mutual Funds:
Domestic Equity Large Cap	27,731,176	-	-	27,731,176
Domestic Equity Small Cap	15,764,073	-	-	15,764,073
International Equity	8,061,533	-	-	8,061,533
Fixed Income	7,166,869	-	-	7,166,869
Target Date	35,211,169	-	-	35,211,169
Total Assets at Fair Value	$95,169,318	$-	$57,271,842	$152,441,160

The following tables set forth by level and by investment class, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010:

Description	Level 1	Level 2	Level 3	Total

Investment Contract	$-	$-	$51,284,843	$51,284,843
Mutual Funds:
Domestic Equity Large Cap	30,146,972	-	-	30,146,972
Domestic Equity Small Cap	18,326,557	-	-	18,326,557
International Equity	10,752,243	-	-	10,752,243
Fixed Income	6,756,494	-	-	6,756,494
Target Date	34,108,165	-	-	34,108,165
Total Assets at Fair Value	$100,090,431	$-	$51,284,843	$151,375,274

The table below sets forth a summary of changes in fair value of the Plan’s level three investment assets for the year ended December 31, 2011:

Investment Contract
Balance at Beginning of Year	$51,284,843
Interest	1,921,495
Purchases	13,284,779
Sales	(10,884,344)
Unrealized gains/(losses) relating to instruments still held at reporting date	1,665,069
Balance at End of Year	$57,271,842

Central Hudson Gas & Electric Corporation
Savings Incentive Plan
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010

5.        Risks:
The Plan provides for the various investment options.  Any investment is exposed to various risks, such as interest rate, market and credit risk.  These risks could result in a material effect on the participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

6. Tax Exempt Status:
The Plan has received a determination letter from the Internal Revenue Service dated May 18, 2006, based on the Plan document amended and restated as of January 1, 2004, and covering the Plan amendments dated February 6, 2004 and September 26, 2005, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code.  Accordingly, the Plan is exempt from taxation.  The Plan has been further amended since 2006. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan remains qualified and tax exempt.

Accounting standards require recording uncertain income tax positions that exist in the Plan’s financial statements.  Plan management has determined there are no uncertain tax positions and believes there is no adjustment or disclosure required in the Plan’s financial statements.  The Plan did not recognize any interest or penalty expense for the year ended December 31, 2011.  The Form 5500 remains subject to examination by the IRS for the years ended December 31, 2008 through December 31, 2011.

7.        Related Party Transactions:
Certain Plan investments are shares of mutual funds managed by Fidelity.  Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Additionally, loans to participants are considered party-in-interest transactions.  Fees paid by the Plan for the investment management services amounted to $51,594 for the year ended December 31, 2011.

8.        Contract Investment:
ING Stable Value Fund is a fully benefit-responsive investment contract that guarantees principal and provides a stated rate of return.

As described in Note 2, because the investment is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the backed stable value contract.  Contract value, as reported to the Plan by ING, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The methodology for calculating the interest-crediting rate is based on a formula agreed upon with the issuer and may not be less than 0%. The crediting rate is currently reset on an annual basis.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act of 1974.  The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Central Hudson Gas & Electric Corporation
Savings Incentive Plan
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010

Certain events and circumstances allow the issuer to terminate the fully benefit-responsive investment contracts with the Plan and settle at an amount different from contract value.  Such events include the following: (1) if the Plan Sponsor wishes to terminate the Plan’s interest, the amount paid out will be the value of the Plan’s interest or (2) termination will occur on the date when both no current deposit arrangements have been made between participant and issuer and there are no Guaranteed Interest Funds with a value greater than zero. If such an event should occur then the Plan can decide between contract value or fair value (as described in Note 4).

The investment contract is a stable value fund investment contract with a fixed rate of interest.  The average yield earned by the plan is the yield earned (i.e. interest credited) on the stable value fund investment contract.

Average yields:	2011	2010

Based on actual earnings - (January 1 through June 30)	3.53%	3.22%
Based on actual earnings - (July 1 through December 31)	3.72%	3.22%
Based on interest credited to participants - (January 1 through June 30)	3.53%	3.22%
Based on interest credited to participants - (July 1 through December 31)	3.72%	3.22%

9.        Subsequent Events:
The Company has evaluated subsequent events through the date these financial statements were issued. On February 21, 2012, CH Energy Group announced that it had entered into an agreement and plan of merger under which agreed, subject to shareholder approval and the approval of applicable regulatory authorities, to be acquired by Fortis, Inc. for $65 per share of common stock in cash.

10.      Reconciliation to the Form 5500:
Reconciliation of the differences between these financial statements and the financial information required on the Form 5500 is as follows as of December 31:

	2011	2010
Net Assets Available per the Financial Statements	$154,334,613	$154,392,977

Adjustment for Fully Benefit-Responsive Investment Contract	2,635,908	932,315

Net Assets Available per the Form 5500	$156,970,521	$155,325,292

Reconciliation of the differences between these financial statements and the financial information required on the Form 5500 is as follows as of December 31, 2011:

Investment Income (Loss) on the Financial Statements	$(307,221)

Adjustment for Fully Benefit-Responsive Investment Contract for the Years Ended:
December 31, 2011	2,635,908
December 31, 2010	(932,315)

Net Investment Income (Loss) on the Form 5500	$1,396,372

Central Hudson Gas & Electric Corporation
Savings Incentive Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
EIN #14-0555980, Plan #004
December 31, 2011

Supplemental Schedule

(a)	(b)	(c)	(d)	(e)

		Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest,		Current
	lessor or similar party	collateral, par or maturity value	Cost	value

	ING Stable Value Fund	Stable Value Fund	**	$57,271,842
*	CH Energy Group Common Stock	Common Stock	**	1,234,498
	PIMCO Total Return Inst. CL	Mutual Fund	**	5,023,927
	PIMCO High Yield Inst. CL	Mutual Fund	**	2,142,942
	IVK Growth & Income Fund	Mutual Fund	**	7,375,871
	American Growth Fund of America	Mutual Fund	**	14,987,655
	Artisan Small Cap Inv CL	Mutual Fund	**	490,121
	American Beacon Sm Cap	Mutual Fund	**	1,456,372
*	Fidelity Balanced Fund	Mutual Fund	**	14,143,210
*	Fidelity Low-Priced Stock Fund	Mutual Fund	**	10,114,244
*	Fidelity Diversified International Fund	Mutual Fund	**	8,061,533
*	Fidelity Small Cap Stock Fund	Mutual Fund	**	2,072,827
*	Spartan Extended Market Index Fund	Mutual Fund	**	1,630,509
*	Spartan 500 Index - Investor Class	Mutual Fund	**	5,367,650
*	Fidelity Freedom K Income Fund	Mutual Fund	**	435,829
*	Fidelity Freedom K 2000 Fund	Mutual Fund	**	56,192
*	Fidelity Freedom K 2005 Fund	Mutual Fund	**	471,985
*	Fidelity Freedom K 2010 Fund	Mutual Fund	**	2,265,181
*	Fidelity Freedom K 2015 Fund	Mutual Fund	**	3,714,546
*	Fidelity Freedom K 2020 Fund	Mutual Fund	**	3,033,472
*	Fidelity Freedom K 2025 Fund	Mutual Fund	**	3,225,200
*	Fidelity Freedom K 2030 Fund	Mutual Fund	**	2,552,748
*	Fidelity Freedom K 2035 Fund	Mutual Fund	**	1,944,222
*	Fidelity Freedom K 2040 Fund	Mutual Fund	**	1,702,883
*	Fidelity Freedom K 2045 Fund	Mutual Fund	**	582,216
*	Fidelity Freedom K 2050 Fund	Mutual Fund	**	1,083,485

	Total Investments on the Statement of Net Assets Available for the Plan Benefits			152,441,160

*	Participant Loans	(5.25% - 10.25%)	-	3,804,083

	Total investments on Form 5500			$156,245,243

** Cost omitted for participant directed investments.
* Denotes party-in-interest to the Plan

See accompanying report of independent registered public accounting firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTRAL HUDSON GAS & ELECTRIC CORPORATION SAVINGS INCENTIVE PLAN

June 28, 2012	By:	/s/ Kimberly J. Wright
Kimberly J. Wright
Controller

June 28, 2012	By:	/s/ Thomas C. Brocks
Thomas C. Brocks
Vice President – Human Resources, Environmental, Health & Safety and Plan Administrator of the Central Hudson Gas & Electric Corp. Savings Incentive Plan

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm